October 20, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

        Susan Block

        Kristin Lochhead

        Kate Tillan

Re: Galecto, Inc.

       Registration Statement on Form S-1

       Filed October 7, 2020

       File No. 333-249369

Ladies and Gentleman:

This letter is submitted on behalf of Galecto, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on October 7, 2020 (the “Registration Statement”) as set forth in the Staff’s letters dated September 29, 2020 and October 19, 2020 to Hans Schambye, Chief Executive Officer (the “Comment Letters”). The Company plans to file Amendment No. 1 to the Registration Statement on Form S-1, which will includes the changes excerpted below to be made in response to the Comment and certain other changes (the “Amended S-1”).

For reference purposes, the text of the relevant Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

Use of Proceeds, page 78

5.

We note your disclosure that you intend to use a portion of the net proceeds to fund the clinical development of your programs in myelofibrosis, NASH and oncology. Please revise to specify how far in the clinical development of the associated product candidates you expect to reach with the net proceeds. In this regard, we note that you have a number of clinical trials planned for the associated product candidates, namely GB1211 and GB2064.

Securities and Exchange Commission

October 20, 2020

RESPONSE: The Company respectfully advises the Staff that it plans to revise its disclosure under the heading “Use of Proceeds” regarding its expected use of proceeds from this offering and its cash and cash equivalents on hand to reflect the below.

“As of September 30, 2020, we had cash and cash equivalents of $85.5 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $95 million to fund the clinical development of our lead product candidate, GB0139, including for conducting our Phase 3 clinical trial in IPF;

•	approximately $13 million to fund the clinical development of GB1211, including for conducting our Phase 2a clinical trial in NASH;

•	approximately $11 million to fund the clinical development of GB1211, including for conducting our Phase 2a clinical trial in oncology;

•	approximately $12 million to fund the clinical development of GB2064, including for conducting our Phase 2 clinical trial in myelofibrosis; and

•	the remainder, if any, for additional early-stage research and development activities, business development activities, working capital and other general corporate purposes.

Based on our current plans, we believe our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into 2024.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Equity-Based Compensation, page 100

1.

We reference your response to prior comment 7 with regards to the valuation of the stock options issued on June 24, 2020. We note that you used the April 30, 2020 option pricing method valuation to value the underlying shares. Please tell us how you considered updating the valuation for the period from April 30, 2020 through June 24, 2020, including what consideration you gave to any changes in your business or the economic environment during that time.

Securities and Exchange Commission

October 20, 2020

RESPONSE: The Company’s Board of Directors considered the valuation of the underlying shares dated as of April 30, 2020, together with other developments in the period from April 30, 2020 to June 24, 2020, for purposes of determining the valuation of stock options issued on June 24, 2020. The Company’s Board of Directors considered the following developments in the economic environment and the Company’s business during the period from April 30, 2020 to June 24, 2020:

i.                The U.S. economy and financial markets experienced significant strain and turbulence as a result of the COVID-19 pandemic resulting in higher market volatility and investor uncertainty.

ii.                Although the NASDAQ biotechnology index increased 9.6% during this period, real gross domestic product (“GDP”) decreased at an annual rate of 31.7% in the second quarter of 2020, according to the “second” estimate released by the Bureau of Economic Analysis.

iii.                The Company’s Phase 2b clinical trial in IPF patients, the only active clinical trial during this period, experienced patient enrollment delays due to the COVID-19 pandemic. These delays resulted in concerns regarding the Company’s ability to complete the Phase 2b trial and ultimately required the expected completion date to be pushed back by at least six months. In addition, the Company was expected to initiate a second Phase 2 clinical trial in fibrosis related to NASH in mid-2020 but, as a result of the COVID-19 pandemic, delayed the expected start date by at least six months. These delays were both unforeseen and limited the clinical progress of the Company during the period in question.

iv.                As of June 24, 2020, the Company had yet to commence any formal steps towards an Initial Public Offering (“IPO”). The Company had neither engaged investment bankers, received any term sheets from prospective investors for new investment or scheduled an organizational meeting related to the IPO efforts.

Based on the above factors, the Company’s Board of Directors determined there was not a significant change in valuation of the Company’s underlying shares in the period from April 30, 2020 to June 24, 2020. Furthermore, based on the Company’s receipt of a crossover term sheet in late August 2020 and subsequent closing of the Series D financing round in late September 2020, the increase in value from the Series C financing round that closed in October 2018 ($25.73 per share) to the Series D financing round that closed in September 2020 ($27.11 per share, with substantially similar rights) was 5.4%. Therefore, no further adjustment to the value of the Company and its underlying shares was deemed necessary.

Securities and Exchange Commission

October 20, 2020

The Company respectfully acknowledges the Staff’s request for disclosure regarding these considerations and will include the above disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Equity-based Compensation” in response to this comment in the Amended S-1.

2.

Please disclose the methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved for the stock options issued in 2020 as noted in your response to prior comment 7.

RESPONSE: The Company respectfully acknowledges the Staff’s request for disclosure regarding the methods used to determine the fair value of the common stock and the nature of the material assumptions involved in the stock options issued in 2020. The Company will include the following disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Equity-based Compensation” in response to this comment in the Amended S-1:

        “For grants of options we made in 2020, we employed a market approach and utilized the back-solve method for inferring the equity value predicated on the closing of the final tranche of our Series C convertible preferred shares in January 2020, and we allocated value among different classes of equity securities under a Black-Scholes option pricing methodology. This method was selected as we concluded that the recent financing transaction was an arm’s-length transaction. Furthermore, as of the valuation date the development timelines were long (the current Phase 2b clinical trial was expected to last up to 18 additional months) and future liquidity events were difficult to forecast. Application of the option pricing model back-solve method involves making assumptions for the expected time to liquidity, volatility and risk- free rate and then solving for the value of equity such that the value for the most recent financing equals the amount paid. We assumed a 1.7-year estimated term, 80% volatility rate and a risk-free rate of 0.19%. We then reflected a discount for lack of marketability of 33% derived from our then-current estimates of the time to a liquidity event. With the aid of the April 30, 2020 third-party valuation and after consideration of macroeconomic and company-specific developments during the first half of 2020, our board of directors, with input from management, determined the fair market value of our common shares to be $5.07 per share for the options granted on June 24, 2020.”

Securities and Exchange Commission

October 20, 2020

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

GOODWIN PROCTER LLP

cc: Hans Schambye, Chief Executive Officer, Galecto, Inc.